



Eduardo Mussali · 2nd

Co-founder & CEO wOS (YC W21)

Mexico City, Mexico · **Contact info**

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wOS wOS

Y Y Combinator

Featured

Este emprendedor revolucionó el delivery y hoy apuesta por el fitness

Forbes México

La industria del fitness vale 1,800 mdd y empresas como wOS apuestan por ofrecer una experiencia digital para hacer ejercicio

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Experience



Co-founder & CEO

wOS · Full-time

Jan 2021 – Present · 5 mos
Mexico City, Mexico

We are building a workoutOS to provide access at scale to high quality social fitness 💪

Founder & CEO

Commando · Full-time
Jan 2017 – Jan 2021 · 4 yrs 1 mo
Mexico City Area, Mexico

At Commando we created unique fitness concepts surrounded by an amazing motivational experience.
I'm responsible for the health, innovation and growth of the business.



Deezer

4 yrs 1 mo

Managing Director - Mexico, Central America & Caribbean
Full-time
Jun 2015 – Jan 2017 · 1 yr 8 mos
Mexico City Area, Mexico

Granted Caribbean operations mainly for business development purposes.
Managing and growing telco partnership with CWC, p&l responsibilities and overall Deezer footprint in the region.

footprint in the region.

Managing Director - Mexico & Central America
Full-time
Jun 2014 – Jan 2017 · 2 yrs 8 mos
Mexico City Area, Mexico

Achievements recognized through addition of Central America to responsibilities. Performed business development and marketing activities through pro-active outreach to potential corporate clients, supervised and developed digital marketing activities and public relations to raise public awareness of new online product offering.

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Co-Founder
SinDelantal.mx · Full-time
2012 – 2013 · 1 yr
Mexico City

Position acquired after SinDelantal acquired MiOrden, the country's leading online food ordering company, for which served as founder. Acted as Managing Director for SinDelantal, providing country management for Mexico. Activities encompassed business development including online and offline marketing to raise public awareness of online restauran …see more



Founder & CEO
MiOrden.com · Full-time
May 2010 – Dec 2011 · 1 yr 8 mos
Mexico City

Founded and operated the 1st online food delivery platform in Mexico. Operations extended to over 150 restaurants in Mexico City.

*Acquired by SinDelantal to launch SinDelantal.mx


Spanish Food Delivery
Site Expands to Mexico

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Education



Y Combinator
W21
2021

Media (1)


wOS launches fitness platform with
backing from Y Combinator -…



Universidad Iberoamericana, Ciudad de México
Bachelor's Degree, Ecommerce, Online marketing, UX/UI.
2006 – 2010

Licenses & certifications



Brad Feld on Raising Capital
LinkedIn
Issued Dec 2019 · No Expiration Date



Lululemon Ambassador
lululemon
Issued Jan 2019 · Expired Jan 2021



